August 14, 2019

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Handong Cheng
Chief Executive Officer
ChinaNet Online Holdings, Inc.
No. 3 Min Zhuang Road, Building 6
Yu Quan Hui Gu Tuspark, Haidian District
Beijing, PRC 100195

        Re: ChinaNet Online Holdings, Inc.
            Registration Statement on Form S-3
            Filed October 30, 2018
            File No. 333-228061

Dear Mr. Cheng:

        It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

    amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

    file a request for withdrawal.

       If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

       If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

       Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or Matthew
Crispino, Attorney-Advisor, at (202) 551-3456 with any questions.
 Handong Cheng
ChinaNet Online Holdings, Inc.
August 14, 2019
Page 2




                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Information
Technologies
                                              and Services
FirstName LastNameHandong Cheng
cc:       Lawrence S. Venick, Esq.
Comapany NameChinaNet Online Holdings, Inc.
August CERTIFIED MAIL
           14, 2019 Page 2
          RETURN RECEIPT REQUESTED
FirstName LastName